Exhibit 21.1
Sunwin Stevia International, Inc.
Subsidiaries of the Registrant

	Name	Country of Incorporation
1.	Sunwin Tech Group, Inc., a wholly owned subsidiary of Sunwin Stevia International, Inc.	USA - Florida
2.	Qufu Natural Green Engineering Co., Ltd., a wholly owned subsidiary of Sunwin Stevia International, Inc.	China
3.	Qufu Chinese Medicine Factory , a wholly owned subsidiary of Qufu Natural Green Engineering Co., Ltd.	China
4.	Sunwin USA, LLC., a 55% owned subsidiary of Sunwin Stevia International, Inc.	USA - Delaware
5.	Qufu Shengwang Stevia Biology and Science Co., Ltd., a wholly owned subsidiary of Qufu Natural Green Engineering Co., Ltd.	China
6.	Qufu Shengren Pharmaceutical Co., Ltd., a wholly owned subsidiary of Qufu Natural Green Engineering Co., Ltd.	China